1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The seventeenth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) approved the amendments to the Articles of Association of the Company (the “Articles of Association”), and agreed to submit the same to the 2015 annual general meeting of the Company for consideration and approval.

The 2014 annual general meeting, the 2015 first class meeting of the holders of A shares, the 2015 first class meeting of the holders of H shares held on 22 May 2015 separately considered and approved the Proposal Regarding the General Mandate Authorizing the Board to Repurchase H Shares. According to the general mandate, the Company repurchased its H shares on 18 December 2015, 21 December 2015 and 22 December 2015 with an aggregate number of 6,384,000 H shares. As at 31 December 2015, the cancellation of paper shares of the abovementioned H shares have been completed at Computershare Hong Kong Investor Services Limited while the changes in registration in China have not finished yet. The Company will complete all the cancellation procedures for the repurchased H shares in Hong Kong as soon as possible after relevant registration procedures in China are completed

According to the Company Law of the People’s Republic of China and the Articles of Association, the Company shall decrease RMB6,384,000 of its registered capital and make corresponding amendments to the Articles of Association. Details of the amendments are as follows:

1. The original Article 19 of the existing Articles of Association provides the following:

“Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 4,918,400,000 ordinary shares, of which 1,670,000,000 ordinary shares were issued to the promoters at the time of establishment.”

The above paragraph is to be amended as follows:

“Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 4,912,016,000 ordinary shares, of which 1,670,000,000 ordinary shares were issued to the promoters at the time of establishment.”

2. The original Article 20 of the existing Articles of Association provides the following:

“The share capital structure of the Company is as follows: 4,918,400,000 ordinary shares, of which (a) 2,600,000,000 shares, which represent 52.86% of the Company’s share capital, are held by Yankuang Group Company Limited as domestic legal person shares; (b) 1,958,400,000 shares, which represent 39.82% of the Company’s share capital, are held by the H Shares shareholders; and (c) 360,000,000 shares, which represent 7.32% of the Company’s share capital, are held by the A Shares shareholders.”

The above paragraph is to be amended as follows:

“The share capital structure of the Company is as follows: 4,912,016,000 ordinary shares, of which (a) 2,600,000,000 shares, which represent 52.93% of the Company’s share capital, are held by Yankuang Group Company Limited as domestic legal person shares; (b) 1,952,016,000 shares, which represent 39.74% of the Company’s share capital, are held by the H Shares shareholders; and (c) 360,000,000 shares, which represent 7.33% of the Company’s share capital, are held by the A Shares shareholders.”

3. The original Article 23 of the existing Articles of Association provides the following:

“The registered capital of the Company shall be RMB4,918,400,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorized by the State Council and the State Council’s securities authorities.”

The above paragraph is to be amended as follows:

“The registered capital of the Company shall be RMB4,912,016,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorised by the State Council and the State Council’s securities authorities.”

By order of the Board Yanzhou Coal Mining Company Limited Chairman of the Board Li Xiyong

Zoucheng, Shandong Province, the PRC

29 March 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC